Exhibit 8(a)(ix)(1)


                                  AMENDMENT TO

                             PARTICIPATION AGREEMENT


                  THIS PARTICIPATION AGREEMENT AMENDMENT is made and entered into as of April 16, 2007 by and among The Lincoln National Life Insurance Company ("Insurer"), AllianceBernstein L.P. ("Adviser" formerly known as Alliance Capital Management L.P.) and AllianceBernstein Investments, Inc. ("Distributor" formerly known as AllianceBernstein Investment Research and Management, Inc.).

                  WHEREAS, the parties have entered into a Participation Agreement dated as of February 15, 2000 (the "Agreement"); and

                  WHEREAS, the parties now desire to amend that Agreement to incorporate specific provisions required by SEC Rule 22c-2 under the Investment Company Act of 1940.

                  NOW, THEREFORE, in consideration of the mutual benefits and promises contained herein, the parties hereby amend the Agreement by adding a new Section 4.7 after Section 4.6 to read as follows:

4.7          Shareholder Information

   (a) Agreement to Provide Information. The Insurer agrees to provide the Distributor upon written request, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII") and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Insurer during the period covered by the request.

         (1) Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Distributor may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

         (2) Form and Timing of Response. Insurer agrees to provide promptly upon request of the Distributor or its designee, but in any event not later than 10 business days after receipt of a request, the requested information. If requested by the Distributor or its designee, Insurer agrees to determine promptly whether any specific person about whom it has received the identification and transaction information specified in (a) is itself a financial intermediary ("indirect intermediary") and, upon further request of the Distributor or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in (a) for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund.

In such instance, the Insurer agrees to inform the Distributor whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Distributor should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision "indirect intermediary" has the same meaning as in SEC Rule 22c-2 under the Investment Company Act of 1940. Notwithstanding anything in this section to the contrary, the Distributor acknowledges that the first request made under (2) could take up to 30 business days if connectivity to the systems to share such information specified in (a) have not been established prior to the date that the first request made for the information specified in (a) is made.

         (3) Limitations on Use of Information. The Distributor agrees not to use the information received for marketing or any other similar purpose without prior written consent of the Insurer.

   (b) Agreement to Restrict Trading. The Insurer agrees to execute written instructions from the Distributor to restrict or prohibit further purchase or exchanges of Shares by a Shareholder who has been identified by the Distributor as having engaged in transactions of the Fund's Shares (directly or indirectly through the Insurer's account) that violate policies established by the Distributor for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

         (1) Form of Instructions. Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

         (2) Timing of Response. The Insurer agrees to execute instructions to restrict or prohibit trading as soon as reasonably practicable, but not later than ten business days after receipt of the instructions by the Insurer.

         (3) Confirmation by the Insurer. The Insurer must provide written confirmation to the Distributor that instructions to restrict or prohibit trading have been executed. The Insurer agrees to provide confirmation as soon as reasonably practicable, but no later than ten business days after the instructions have been executed.

   (c) Definitions. For purposes of this Section:

         (1) The term "Shares" means the interests of the Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Insurer.

         (2) The term "Shareholder" means the holder of interests in a variable annuity or a variable life insurance contract issued by the Insurer, or a participant in an employee benefit plan with a beneficial interest in a contract.

         (3) The term "written" includes electronic writings and facsimile transmissions.

                  IN WITNESS WHEREOF, the undersigned have executed this Participation Agreement Amendment as of the date set forth above.


The Lincoln National Life Insurance       AllianceBernstein L.P.
Company

By: /s/ Kelly D. Clevenger                By: /s/ Adam Spilka
Name: Kelly D. Clevenger                  Name: Adam Spilka
Title: Vice President                     Title: Secretary

                                          AllianceBernstein Investments, Inc.

                                          By: /s/ Daniel A. Notto
                                          Name: Daniel A. Notto
                                          Title: Assistant Secretary